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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from           to

                         Commission file number 1-13762

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              RECKSON 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         RECKSON ASSOCIATES REALTY CORP.
                              225 BROADHOLLOW ROAD
                            MELVILLE, NEW YORK 11747
                                 (631) 694-6900

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



FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Reckson 401(k) Plan

Year Ended December 31, 2002
with Report of Independent Auditors

                               Reckson 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule

                          Year ended December 31, 2002

                                    CONTENTS


Report of Independent Auditors.......................................................................    1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2002 and
   December 31, 2001.................................................................................    2
Statement of Changes in Net Assets Available for Benefits for the
   Year Ended December 31, 2002 .....................................................................    3
Notes to Financial Statements........................................................................    4

Supplemental Schedule

Schedule H, Line 4(i)--Assets (Held at End of Year) at December 31, 2002..............................   10

                         Report of Independent Auditors

Plan Administrator
Reckson 401(k) Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Reckson 401(k) Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
---------------------

New York, New York
June 6, 2003

                               Reckson 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                            December 31,
                                                        ---------------------
                                                        2002             2001
                                                        ----             ----
ASSETS
Investments (Note 3)                                 $2,940,203       $2,733,020

Receivables:
   Participant contributions                             26,216           26,724
   Participant loans                                    151,893           84,475

Cash                                                    624,496          559,479
                                                     ----------       ----------
Net assets available for benefits                    $3,742,808       $3,403,698
                                                     ==========       ==========


See accompanying notes.

                               Reckson 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          YEAR ENDED DECEMBER 31, 2002

Additions:
   Additions to net assets attributed to:

     Interest and dividends                                         $    56,223
     Participant contributions                                        1,076,365
                                                                    -----------
Total additions                                                       1,132,588
                                                                    -----------

Deductions:
   Net realized and unrealized depreciation in fair
     value of investments (Note 3)                                     (624,936)
   Benefits paid to participants                                       (168,542)
                                                                    -----------
Total deductions                                                       (793,478)
                                                                    -----------
Net increase in net assets available for benefits                       339,110
Net assets available for benefits:
   Beginning of the year                                              3,403,698
                                                                    -----------
   End of year                                                      $ 3,742,808
                                                                    ===========


See accompanying notes.

                               Reckson 401(k) Plan

                          Notes To Financial Statements

                                December 31, 2002

1. DESCRIPTION OF THE PLAN

The following description of the Reckson 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was created on January 1, 2001 for the purpose of providing eligible employees of Reckson Management Group, Inc. (the "Employer") and its related companies (collectively, the "Affiliates") that participate in the Plan (collectively, the "Participating Employers") with an opportunity to increase their savings on a tax-favored basis. Shares of the Class A common stock of Reckson Associates Realty Corp. ("Reckson") are among the investment options offered to participants pursuant to the Plan.

The Plan is a defined contribution plan sponsored by the Employer covering all eligible full-time employees of the following Participating Employers who have completed six months of service and are age twenty-one or older. The following Participating Employers participated in the Plan during the years ended December 31, 2002 and 2001:

           Reckson Management Group, Inc.
           Reckson Construction Group, Inc.
           RANY Management Group, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Prior to January 1, 2001, eligible employees of the Participating Employers were provided the opportunity to participate in the Reckson Management Group, Inc. 401(k) Plan (the "Prior Plan"). The Prior Plan provided eligible employees with benefits similar to those of the Plan and was terminated during 2001 subject to the provisions of ERISA. On January 1, 2001, all eligible employee accounts of the Participating Employers were transferred to the Plan.

                               Reckson 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan (subject to the limitations of section 401(k) of the Internal Revenue Code). Participants may also roll over amounts representing distributions from other qualified benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2002, the Plan offered 13 mutual funds and the Class A common stock of Reckson as investment options for participants. Additional discretionary matching contributions may be contributed at the option of the Participating Employers. Contributions are subject to certain limitations.

During the year ended December 31, 2002 the Participating Employers did not contribute to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and charged with an allocation of the Plan's administrative expenses, if not paid by the Employer. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately 100% vested in their contributions and earnings thereon. Additionally, a participant vests ratably in employer matching contributions, if any, based on five years of credited service.

PARTICIPANT LOANS

Participants may generally borrow from their accounts up to 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the U.S. prime lending rate plus one-half percentage point.

                               Reckson 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               Reckson 401(k) Plan

3. INVESTMENTS

The following investments represent 5% or more of the Plan's net assets available for benefits at December 31, 2002 and 2001:

                                                    DECEMBER 31,
                                                  ----------------
                                                  2002        2001
                                                  ----        ----
Growth Fund of America                          $913,412    $922,359
Reckson Associates Realty Corp.--
    Class A Common Stock                         401,346     402,893
MFS International New Discovery Fund             398,850     330,902
INVESCO Balanced Fund                            267,036     282,520
BlackRock Index Equity Fund--Class A             227,643     236,302
Federated U.S. Government Bond Fund              202,510           *
INVESCO Technology Fund                                *     175,754

* Investment was less than 5% of the Plan's net assets available for benefits.

During the year ended December 31, 2002, the investments of the Plan appreciated (depreciated) in fair value as follows:

       BlackRock Money Market Fund                                    $   7,416
       Federated US Government Bond Fund                                 15,226
       INVESCO Balanced Fund                                            (57,977)
       Growth Fund of America                                          (234,179)
       American Century International Growth Fund                       (23,139)
       Reckson Associates Realty Corp.--Class A Common Stock            (44,472)
       FrontLine Capital Group Common Stock                              (2,159)
       MFS International New Discovery Fund                             (30,462)
       BlackRock Index Equity Fund--Class A                             (63,673)
       INVESCO Growth Fund                                              (54,307)
       Janus Advisor Capital Fund                                        (6,953)
       INVESCO Technology Fund                                         (114,625)
       MFS Value Fund                                                   (10,224)
       American Balanced Fund                                            (1,342)
       Fidelity Advisor Mid-cap Fund                                     (4,066)
                                                                      ---------
       Net realized and unrealized depreciation in fair
           value of investments                                       $(624,936)
                                                                      =========

                               Reckson 401(k) Plan

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORMS 5500

The Forms 5500 of the Plan was prepared on a cash basis. The following is a reconciliation of net assets available for benefits per the financial statements to the Forms 5500:

                                                            DECEMBER 31,
                                                     -------------------------
                                                         2002           2001
                                                     -----------   -----------
   Net assets available for benefits per the
       financial statements                          $ 3,742,808    $ 3,403,698
   Participant contributions receivable                  (26,216)       (26,724)
                                                     -----------    -----------
   Net assets available for benefit per Form 5500    $ 3,716,592    $ 3,376,974
                                                     ===========    ===========

5. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2002 and 2001, the Plan received $31,078 and $19,330, respectively in common stock dividends from Reckson.

6. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

                              SUPPLEMENTAL SCHEDULE

                               Reckson 401(k) Plan

              Schedule H, Line 4(i) - Assets (Held at End of Year)

                                December 31, 2002

                                                                         Fair
                                                                         Market
INVESTMENT                                                               Value
----------                                                               -----
Federated U.S. Government Bond Fund                                   $  202,510
Growth Fund of America                                                   913,412
American Century International Growth Fund                               108,379
Reckson Associates Realty Corp.--Class A Common Stock*                   401,346
FrontLine Capital Group Common Stock                                          20
INVESCO Balanced Fund                                                    267,036
MFS International New Discovery Fund                                     398,850
BlackRock Index Equity Fund--Class A                                     227,643
INVESCO Growth Fund                                                      105,048
Janus Advisor Capital Fund                                                48,542
INVESCO Technology Fund                                                  158,354
American Balanced Fund                                                    12,663
Fidelity Advisor Mid-cap Fund                                             33,643
MFS Value Fund                                                            62,757
                                                                      ----------
                                                                      $2,940,203
                                                                      ==========
Loans to participants at per annum interest rates ranging between
5.5% and 10%                                                          $  151,893
                                                                      ==========


(*) Indicates party-in-interest to the Plan as defined under ERISA.

                               RECKSON 401(k) PLAN

Exhibits
--------

23.0  Consent of Independent Auditors
99.1 Certification of Donald Rechler, Co-Chief Executive Officer of Reckson Associates Realty Corp., pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code
99.2 Certification of Scott H. Rechler, Co-Chief Executive Officer of Reckson Associates Realty Corp., pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code
99.3 Certification of Michael Maturo, Executive Vice President, Treasurer and Chief Financial Officer of Reckson Associates Realty Corp., pursuant to
      Section 1350 of Chapter 63 of Title 18 of the United States Code

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Reckson 401(k) Plan

                                       By:  Reckson Management Group, Inc.,
                                            as Plan Administrator


Date:    June 24, 2003                      By: /s/ Michael Maturo
                                            ---------------------------------
                                                Michael Maturo

                                            Executive Vice President, Treasurer
                                            and Chief Financial Officer of
                                            Reckson Associates Realty Corp.



                                       11